Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 9, 2017 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2017 and 2016, the audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015 and the related MD&A, and Bellatrix’s Annual Information Form, all of which are filed on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the US Securities and Exchange Commission at www.sec.gov. Disclosure which is unchanged from the MD&A for the year ended December 31, 2016 may not be repeated herein. This commentary is based on information available to, and is dated as of, May 9, 2017. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measure provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

CAPITAL PERFORMANCE MEASURES: In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

Bellatrix Exploration Ltd.	1

This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, the liability component of the Convertible Debentures (as defined below), current bank debt and long term bank debt. Net debt excludes the liability component of the Convertible Debentures. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, Bellatrix’s intent to maintain focused on maintaining financial strength and liquidity and on profitable resource development in 2017, details of Bellatrix's intention to deliver 10% to 15% annual growth in production volumes in 2017, the belief that Bellatrix has built a strong and sustainable business that provide the foundation for long term profitable growth, the expectation that 2017 capital is expected to be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects, including the Phase 2 expansion project of the Alder Flats Plant, expected future abandonment and reclamations costs, expectation of percentage of production hedged in 2017 and 2018, the expectation that Bellatrix’s hedging program will provide reduced commodity price volatility and greater assurance over future revenue and cash flows, the expectations for timing for drilling, completing and bringing on-stream of certain wells, the expectation to spend approximately half of the full year’s 2017 net capital expenditure budget of $105 million within the first six months of the year, full year average production expenditure guidance, the expected capacity of Phase 2 of the Alder Flats Plant, the expectation that construction of Phase 2 of the Alder Flats Plant will be completed on time and on budget in the second quarter of 2018, expectation of timing of specific tasks required for construction and completion of Phase 2 of the Alder Flats Plant, expected net capital expenditures in 2017 and 2018 required to complete Phase 2 of the Alder Flats Plant, the expectation that completion of Phase 2 of the Alder Flats Plant may deliver a reduction in operating costs, Bellatrix's plans to expand its drilling efforts across our core west central Alberta acreage including expanded development of the Spirit River formation in the Willesden Green area, details of Bellatrix's current 2017 capital expenditure budget and the goals of such budget, guidance relating to 2017 average daily production and exit production (including the product mix), Bellatrix's intent to focus on key business objectives of maintaining financial strength and liquidity and optimizing capital investments in the current commodity price environment, Bellatrix's expectation to be able to fund its 2017 capital program by reinvesting cash flow, the intent to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, future commitments and the timing thereof, sensitivities of funds flow from operations changes in commodity prices, interest rates and exchange rates, and the expectation that Bellatrix's business provide the long term competitive advantages required to thrive in the current commodity price environment and deliver profitable growth in production, cash flow, and net asset value, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 9, 2017 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Bellatrix Exploration Ltd.	2

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Bellatrix Exploration Ltd.	3

Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

FIRST QUARTER 2017 HIGHLIGHTS

	Three months ended March 31,
	2017	2016
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	8,258	10,333
Per basic share (1)	$0.03	$0.05
Per diluted share (1)	$0.03	$0.05
Funds flow from operations (2)	14,891	12,876
Per basic share (1)	$0.06	$0.07
Per diluted share (1)	$0.05	$0.07
Net profit	13,049	19,347
Per basic share (1)	$0.05	$0.10
Per diluted share (1)	$0.05	$0.10
Capital – exploration and development	43,978	29,018
Facilities to be transferred	5,611	-
Capital – corporate assets	216	31
Property acquisitions	-	3
Capital expenditures – cash	49,805	29,052
Property dispositions – cash (3)	-	(125)
Total net capital expenditures – cash	49,805	28,927
Other non-cash capital items	1,414	1,944
Total capital expenditures – net (4)	51,219	30,871
Bank debt	41,466	358,671
Senior Notes	322,845	311,736
Convertible Debentures (liability component)	37,889	-
Adjusted working capital deficiency (2)	33,177	43,356
Total net debt (2)	435,377	713,763
Total assets	1,486,133	1,707,882
Total shareholders’ equity	877,502	830,662

Bellatrix Exploration Ltd.	4

		Three months ended March 31,
SELECTED OPERATING RESULTS		2017	2016
Total revenue (4)		66,024	55,158
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	8,631	10,558
Natural gas	(mcf/d)	156,715	167,455
Total oil equivalent	(boe/d)	34,750	38,467
Average realized prices
Crude oil and condensate	($/bbl)	67.30	39.33
Crude oil and condensate (including risk management (5))	($/bbl)	67.30	39.07
NGLs (excluding condensate)	($/bbl)	18.18	10.35
Crude oil, condensate and NGLs	($/bbl)	31.71	21.28
Natural gas	($/mcf)	2.87	1.99
Natural gas (including risk management (5))	($/mcf)	3.09	2.41
Total oil equivalent	($/boe)	20.83	14.52
Total oil equivalent (including risk management (5))	($/boe)	21.81	16.30

Net wells drilled		10.6	5.7
Selected Key Operating Statistics
Operating netback (4)	($/boe)	8.35	6.50
Operating netback (4) (including risk management (5))	($/boe)	9.34	8.28
Transportation expense	($/boe)	1.03	0.92
Production expense	($/boe)	9.37	7.37
General & administrative expense	($/boe)	1.93	1.29
Royalties as a % of sales (after transportation)		12%	7%
COMMON SHARES
Common shares outstanding (6)		246,585,828	191,963,910
Weighted average shares (1)		246,585,828	191,963,910
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		1.37	1.99
Low		0.97	1.11
Close		1.05	1.32
Average daily volume		963,930	2,043,542
NYSE
(US$, except volumes) based on intra-day trading
High		1.03	1.48
Low		0.73	0.75
Close		0.79	1.01
Average daily volume		505,010	2,013,177

(1)	Basic weighted average shares for the three months ended March 31, 2017 were 246,585,828 (2016: 191,963,910).

In computing weighted average diluted profit per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months ended March 31, 2017, a total of nil (2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of 30,864,200 (2016: nil) common shares issuable on conversion of the Convertible Debentures were added to the denominator for the three months resulting in diluted weighted average common shares of 277,450,028 (2016: 191,963,910).

(2)	Refer to “Capital performance measures” in respect of the terms “funds flow from operations”, “total net debt” and “adjusted working capital deficiency”.
(3)	Property dispositions – cash does not include transaction costs.
(4)	Refer to “Non-GAAP measures” in respect of the terms “operating netbacks”, “total capital expenditures – net ” and “total revenue”.

Bellatrix Exploration Ltd.	5

(5)	The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(6)	Fully diluted common shares outstanding for the three months ended March 31, 2017 were 287,760,127 (2016: 203,515,245). This includes 10,310,099 (2016: 11,551,335) of share options outstanding and 30,864,200 (2016: nil) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $1.62 per share.
(7)	TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

2017 First Quarter Financial and Operational Results

SALES VOLUMES

Sales volumes for the three months ended March 31, 2017 decreased by 10% to an average of 34,750 boe/d compared to 38,467 boe/d in the first quarter of 2016. Total sales volumes between the three months ended March 31, 2016 and March 31, 2017 declined primarily due to non-core dispositions completed in the fourth quarter of 2016 in the Pembina and Harmattan areas. Bellatrix drilled and/or participated in nine gross (7.8 net) Spirit River liquids rich natural gas wells, two gross (2.0 net) Cardium wells, and two gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells in the first quarter of 2017, placing eight of the wells on production in the quarter with two wells subsequently brought on production in the second quarter of 2017, and three wells planned for completion and tie-in activity in the third quarter of 2017. First quarter average production of 34,750 boe/d (75% natural gas weighted) surpassed the Company’s previously set 2017 average annual guidance (midpoint) estimate of 33,500 boe/d and as a result of the strong drilling results, the Company has revised its 2017 average annual volume guidance to 34,500 boe/d.

Utilization remained strong at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) in the first quarter of 2017, contributing to an average capacity utilization rate of 97% achieved in the first quarter of 2017 and 96% over the trailing 21 month period. The Alder Flats Plant continues to provide strategic benefits to Bellatrix including reduced operating costs, improved deep-cut liquids extraction, and reliability of processing including the ability to re-direct additional natural gas volumes during periods of third party facility constraints and unplanned downtime.

Sales Volumes

		Three months ended March 31,
		2017	2016
Crude oil and condensate	(bbl/d)	2,378	3,981
NGLs (excluding condensate)	(bbl/d)	6,253	6,577
Total crude oil, condensate and NGLs	(bbl/d)	8,631	10,558
Natural gas	(mcf/d)	156,715	167,455
Total sales volumes (6:1 conversion)	(boe/d)	34,750	38,467

Crude oil, condensate and natural gas liquids (“NGL”) sales volumes decreased by 18% in the first quarter of 2017, averaging 8,631 bbl/d compared to 10,558 bbl/d in the same period in 2016. Sales volumes decreased by 6% as natural gas averaged 156.7 MMcf/d during the three months ended March 31, 2017 compared to 167.5 MMcf/d in the same period in 2016. In 2016 and 2017, the Company focused drilling activity on the Spirit River liquids rich natural gas play, as well as capital investment in operational optimization activities to mitigate natural declines.

Bellatrix Exploration Ltd.	6

DRILLING ACTIVITY

	Three months ended March 31, 2017			Three months ended March 31, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	9	7.8	100%	10	5.7	100%
Ellerslie	2	0.8	100%	-	-	-
Cardium	2	2.0	100%	-	-	-
Total	13	10.6	100%	10	5.7	100%

During the first quarter of 2017, Bellatrix drilled and/or participated in nine gross (7.8 net) Spirit River liquids rich gas wells, two gross (2.0 net) Cardium wells, and two gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells. The Company continues to focus capital investment in its low cost Spirit River natural gas play, which continues to deliver strong returns at current natural gas and liquids prices, and to take advantage of processing capacity at the Alder Flats Plant. Bellatrix’s drilling activity in 2017 was weighted 92% towards liquids rich natural gas wells and 8% towards oil wells.

By comparison, during the first quarter of 2016, Bellatrix drilled and/or participated in 10 gross (5.7 net) Spirit River liquids rich gas wells. Bellatrix’s drilling activity in 2016 was weighted 100% towards liquids rich natural gas wells.

COMMODITY PRICES

Average Commodity Prices

	Three months ended March 31,
	2017	2016	% Change

Exchange rate (CDN$/US$1.00)	1.3233	1.3723	(4)

Crude oil:
WTI (US$/bbl)	51.90	33.63	54
Canadian Light crude blend ($/bbl)	64.74	41.22	57
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	67.30	39.33	71
NGLs (excluding condensate)	18.18	10.35	76
Total crude oil and NGLs	31.71	21.28	49
Crude oil and condensate (including risk management (1))	31.74	39.07	(19)

Natural gas:
NYMEX (US$/mmbtu)	3.32	1.98	68
AECO daily index (CDN$/mcf)	2.69	1.83	47
AECO monthly index (CDN$/mcf)	2.94	2.11	39
Bellatrix’s average realized prices ($/mcf)
Natural gas	2.87	1.99	44
Natural gas (including risk management (1))	3.09	2.41	28

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The average CDN$/US$1.00 foreign exchange rate was 1.3233 for the quarter ended March 31, 2017, compared to an average rate of 1.3723 in the same period of 2016. The average foreign exchange rate remained relatively unchanged in the comparative first quarter 2017 and 2016 periods, as the relative strength of the United States economy and increased Unites States interest rates has helped to further strengthen the United States dollar as compared to the Canadian dollar, offset by higher crude prices early in first quarter 2017 which tends to add strength to the Canadian dollar.

Global crude oil prices fluctuated during the first quarter 2017 as the Organization of the Petroleum Exporting Countries (“OPEC”) members worked to achieve production cuts and add stability to crude oil prices. Despite the collaborative efforts between OPEC and non-OPEC producing countries in stabilizing prices, WTI oil prices exhibited volatility, opening the year at US$53.72/bbl, reaching a low of US$47.00/bbl during the first quarter of 2017, before recovering to US$50.60/bbl at March 31, 2017. Robust global crude inventories and weekly increases in the United States oil directed drilling rig count are factors that tempered oil prices strengthening during the first quarter of 2017.

Bellatrix Exploration Ltd.	7

North American natural gas prices declined during February of 2017 as warmer than normal weather kept heating demand at lower than expected levels. United States natural gas storage inventories at March 31, 2017 were 427 Bcf below last year’s record high level, while declining United States production levels have added support to natural gas prices, rebounding from US$2.44/MMBtu in late February to close the first quarter at US$3.10/MMBtu. Total United States natural gas production continues to decline despite increased drilling activity. The combination of lower production, higher exports of liquefied natural gas and increased gas supplies to Mexico improved supply/demand dynamics in the market. Overall, industry activity levels are causing a slower supply response given backwardation in the forward pricing market.

In the first quarter of 2017 Bellatrix realized an average price of $67.30/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 71% from the average price of $39.33/bbl received in the first quarter of 2016. By comparison, Canadian Light crude blend price increased by 57% and the average WTI crude oil benchmark price increased by 54% between the first quarters of 2017 and 2016. The WTI/Canadian Light sweet differential has remained in a historically tight range, averaging -US$3.54/bbl for the quarter.

Bellatrix’s average realized price for NGLs (excluding condensate) increased by 76% to $18.18/bbl during the first quarter of 2017, compared to $10.35/bbl received in the comparable 2016 period. NGL pricing in Western Canada improved significantly through the fourth quarter of 2016 given stronger underlying light oil prices and improved individual market conditions for propane and butane products. Normal winter demand through the first quarter of 2017 kept North American propane demand firm, while exports materially reduced robust storage levels resulting in much stronger propane prices through the quarter. Butane prices closely track the trend in WTI pricing and thus exhibited similar volatility to oil prices during the first quarter of 2017. Butane prices improved in the first quarter of 2017 compared to the first quarter of 2016 and Bellatrix’s average realized NGL price reflected the improvement in butane prices by 75% year over year.

Natural gas prices increased during the first quarter of 2017 given strong demand and lower United States production resulting in reduced storage levels. Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the first quarter of 2017, the AECO daily reference price increased by 47% and the AECO monthly reference price increased by approximately 39% compared to the first quarter of 2016. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the first quarter of 2017 increased by 44% to $2.87/mcf compared to $1.99/mcf in the same period in 2016. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended March 31, 2017 averaged $3.09/mcf compared to $2.41/mcf in the comparative 2016 period.

Bellatrix was active in the first quarter of 2017 increasing its 2017 risk management protection, with approximately 64% of forecast 2017 gross natural gas volumes hedged at an average fixed price of approximately $3.36/mcf (based on the mid-point of the updated 2017 average gross production guidance of 34,500 boe/d; 76% natural gas weighted). In addition, Bellatrix added to its 2018 risk management protection with a total of 65.6 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.08/mcf; this represents approximately 42% of volumes compared to the mid-point of 2017 full year average guidance. Finally, stronger propane prices in 2017 provided an attractive opportunity for Bellatrix to hedge 1,500 bbl/d of propane volumes at an average price of 51% of WTI light oil prices, from February through December of 2017, and 1,000 bbl/d of propane volumes at an average price of 47% of WTI light oil prices in 2018, both meaningfully above long term historical averages.

REVENUE

Total revenue of $66.0 million for the three months ended March 31, 2017 increased by 20% compared to $55.2 million realized in the first quarter of 2016. The higher total revenue realized in the first quarter of 2017 compared to 2016 was primarily attributable to the improved realized average commodity prices, partially offset by the 10% decrease in sales volumes in the period, resulting in higher petroleum and natural gas sales revenue. Other income decreased as a result of the disposition of certain production facilities in 2016 and working interest in the Alder Flats Plant.

Bellatrix Exploration Ltd.	8

Crude oil and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended March 31, 2017 increased by 21% to $24.6 million from $20.4 million realized during the same period in 2016. The increase in revenue realized between the periods was the result of increased realized crude oil, condensate, and NGL prices when compared to the first quarter of 2016, partially offset by an 18% decrease in sales volumes from the disposition of the Pembina and Harmattan properties that contained higher liquids weighted production volumes in the fourth quarter of 2016.

For the three months ended March 31, 2017, total crude oil, condensate and NGL revenues contributed 38% of petroleum and natural gas sales compared to 40% in the comparable 2016 period.

Natural gas revenue before other income, royalties and commodity price risk management contracts increased by 33% in the first quarter of 2017 to $40.5 million, from $30.4 million during the same period in 2016. This was a result of an increase in realized natural gas prices, partially offset by a 6% decrease in sales volumes between periods.

Revenue

	Three months ended March 31,
($000s)	2017	2016
Crude oil and condensate	14,404	14,249
NGLs (excluding condensate)	10,229	6,198
Crude oil and NGLs	24,633	20,447
Natural gas	40,501	30,387
Petroleum and natural gas sales	65,134	50,834
Other income (1)	890	4,324
Total revenue	66,024	55,158

(1)	Other income primarily consists of processing and other third party income.

COMMODITY PRICE RISK MANAGEMENT

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of thirty six months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

As at March 31, 2017, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	April 1, 2017 to December 31, 2017	115,995 GJ/d	$2.93 CDN	$2.93 CDN	AECO
Natural gas fixed	January 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69 CDN	$2.69 CDN	AECO

NGL fixed differential arrangements

Type	Period	Volume	Fixed Differential	Index
Propane	April 1, 2017 to December 31, 2017	1,500 bbl/d	51% of NYMEX WTI	OPIS Conway Propane
Propane	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

Bellatrix Exploration Ltd.	9

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Condensed Consolidated Statements of Comprehensive Income.

The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended March 31, 2017 and 2016:

Commodity contracts

Three months ended March 31, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	-	3,069	21	3,090
Unrealized gain (loss) on contracts (1)	-	30,459	1,370	31,829
Total gain (loss) on commodity contracts	-	33,528	1,391	34,919

Commodity contracts

Three months ended March 31, 2016
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(94)	6,331	-	6,237
Unrealized gain (loss) on contracts (1)	13	24,445	-	24,458
Total gain (loss) on commodity contracts	(81)	30,776	-	30,695

(1)	Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

ROYALTIES

Bellatrix pays royalties to the respective provincial governments and landowners in British Columbia, Alberta and Saskatchewan in which it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.

In 2016, the Government of Alberta completed its oil and gas royalty review and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10 year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. The MRF includes the replacement of royalty credits and holidays on conventional wells through a drilling and completion cost allowance based on a revenue minus cost framework, a post-payout royalty rate based on commodity prices, and the reduction of royalty rates for mature wells. For wells drilled prior to 2017 in Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs.

In the first quarter of 2017, the Company incurred $7.4 million in royalties, compared to $3.4 million in the first quarter of 2016. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 12% in the three months ended March 31, 2017, compared to 7% in the comparative 2016 period. Higher average corporate royalty rates period over period reflect the impact from higher commodity prices, as well as decreased gas cost allowance (“GCA”) credits in the first quarter of 2017 resulting from the infrastructure and facilities dispositions in 2016.

Bellatrix Exploration Ltd.	10

Royalties by Commodity Type

	Three months ended March 31,
($000s, except where noted)	2017	2016
Crude oil, condensate, and NGLs	6,841	4,244
$/bbl	8.81	4.42
Average crude oil, condensate and NGL royalty rate (%)	28	21

Natural Gas	550	(848)
$/mcf	0.04	(0.06)
Average natural gas royalty rate (%)	1	(3)

Total	7,391	3,396
Total $/boe	2.36	0.97
Average total royalty rate (%)	12	7

Royalties by Type

	Three months ended March 31,
($000s)	2017	2016
Crown and IOGC royalties	5,770	2,038
Freehold & GORR	1,621	1,358
Total	7,391	3,396

The Company’s crude oil, condensate, NGL, and natural gas royalties were impacted by wells drilled on lands with higher combined Indian Oil and Gas Canada (“IOGC”) royalty and gross overriding royalty (“GORR”) rates.

EXPENSES

	Three months ended March 31,
($000s)	2017	2016
Production	29,317	25,782
Transportation	3,233	3,226
Royalties	7,391	3,396
General and administrative	6,037	4,522
Interest and financing charges (1)	9,400	12,230
Share-based compensation	496	191

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE

	Three months ended March 31,
($/boe)	2017	2016
Production	9.37	7.37
Transportation	1.03	0.92
Royalties	2.36	0.97
General and administrative	1.93	1.29
Interest and financing charges (1)	3.01	3.49
Share-based compensation	0.16	0.05

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

PRODUCTION EXPENSES

Production expenses for the three months ended March 31, 2017 totaled $29.3 million ($9.37/boe) compared to $25.8 million ($7.37/boe) in the comparative 2016 period. First quarter production expenses averaged $9.37/boe, representing a reduction of $1.20/boe from the $10.57/boe production expenditure level in the fourth quarter of 2016. The variance in production expense on a per boe basis between the first quarter of 2017 and the comparative period in 2016 was primarily attributable to additional fixed costs associated with the facility monetization transactions completed in 2016 combined with a decrease in volumes over the period. Production expenditures are expected to decline during 2017 and average $9.00/boe during the year, given cost suppression initiatives and increased production volumes which reduce overall production expenditures on a per unit of production basis.

Bellatrix Exploration Ltd.	11

Production Expenses by Commodity Type

	Three months ended March 31,
($000s, except where noted)	2017	2016
Crude oil, condensate and NGLs	7,381	7,168
$/bbl	9.50	7.46

Natural gas	21,936	18,614
$/mcf	1.56	1.22

Total production expenses	29,317	25,782
Total $/boe	9.37	7.37

TRANSPORTATION

Transportation expenses for the three months ended March 31, 2017 were $3.2 million ($1.03/boe) compared to $3.2 million ($0.92/boe) in the same period in 2016. Transportation costs were relatively consistent period over period, as Bellatrix maintains several long term firm transportation agreements, ensuring market egress for current and forecast production, currently representing approximately 120% of current gross operated natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. system.

OPERATING NETBACK

Operating Netback – Corporate

	Three months ended March 31,
($/boe)	2017	2016
Total Revenue (1)	21.11	15.76
Production	(9.37)	(7.37)
Transportation	(1.03)	(0.92)
Royalties	(2.36)	(0.97)
Operating netback(2)	8.35	6.50
Risk management gain (loss) (3)	0.99	1.78
Operating netback after risk management	9.34	8.28

(1) Total Revenue includes petroleum and natural gas sales and other income.

(2) Refer to “Non-GAAP measures” for the term “operating netbacks”.

(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

During the three months ended March 31, 2017, the Company’s corporate operating netback before commodity risk management contracts increased by 28% to $8.35/boe compared to $6.50/boe in the first quarter of 2016. The improved netback realized in the first quarter of 2017 was primarily the result of increased average realized commodity prices, offset by higher production and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended March 31, 2017 was $9.34/boe compared to $8.28/boe in the first quarter of 2016. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Operating Netback – Crude Oil, Condensate, and NGLs

	Three months ended March 31,
($/bbl)	2017	2016
Sales	31.71	21.28
Production	(9.50)	(7.46)
Transportation	(0.28)	(0.47)
Royalties	(8.81)	(4.42)
Operating netback (1)	13.12	8.93
Risk management gain (loss) (2)	0.03	(0.10)
Operating netback after risk management	13.15	8.83

(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.

(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

Bellatrix Exploration Ltd.	12

The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the first quarter of 2017 averaged $13.12/bbl, an increase of 47% from the $8.93/bbl realized during the same period in 2016. The increase between the periods was primarily a result of stronger crude oil, condensate and NGL commodity prices as well as a decrease in transportation costs, partially offset by increased production and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended March 31, 2017 was $13.15/bbl compared to $8.83/bbl in the same period in 2016.

Operating Netback – Natural Gas

	Three months ended March 31,
($/mcf)	2017	2016
Sales	2.87	1.99
Production	(1.56)	(1.22)
Transportation	(0.21)	(0.18)
Royalties	(0.04)	0.06
Operating netback (1)	1.06	0.65
Risk management gain (loss) (2)	0.22	0.42
Operating netback after risk management	1.28	1.07

(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.

(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

The operating netback for natural gas before commodity price risk management contracts during the first quarter of 2017 of $1.06/mcf was 63% higher than $0.65/mcf realized in the same period in 2016. The improvement to the realized netback between the first quarters of 2016 and 2017 was driven by an increase in natural gas prices, partially offset by an increase in production, transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the first quarter of 2017 was $1.28/mcf compared to $1.07/mcf in the same period in 2016.

GENERAL AND ADMINISTRATIVE

Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months ended March 31, 2017 were $6.0 million ($1.93/boe) compared to $4.5 million ($1.29/boe) in the comparative 2016 period, an increase of 33%. Net G&A costs increased in the current period due to an increase in gross expenses related to workforce restructuring costs and a decrease in capital recoveries from partners as a result of an increase in Bellatrix’s average working interest in the operated wells drilled in the first quarter of 2017 compared with the prior period.

General and Administrative Expenses

	Three months ended March 31,
($000s, except where noted)	2017	2016
Gross expenses	10,205	8,887
Capitalized	(2,425)	(2,308)
Recoveries	(1,743)	(2,057)
G&A expenses	6,037	4,522
G&A expenses, per unit ($/boe)	1.93	1.29

INTEREST AND FINANCING CHARGES

For the three months ended March 31, 2017, Bellatrix recorded $9.4 million ($3.01/boe) of interest and financing charges related to the bank debt, the Convertible Debentures (as defined below), and the Senior Notes (as defined below), compared to $12.2 million ($3.49/boe) during the same period in 2016.

The decrease in interest and financing charges between the first quarters of 2016 and 2017 was primarily attributed to reduced interest expense on bank debt given the material reduction in bank debt of $317.2 million to $41.5 million at March 31, 2017 compared to March 31, 2016, partially offset by the addition of interest on Convertible Debentures in the first quarter of 2017.

Interest and Financing Charges (1)

	Three months ended March 31,
($000s, except where noted)	2017	2016
Interest on bank debt	383	4,271
Interest on Convertible Debentures	1,301	-
Interest on Senior Notes	7,716	7,959
Interest and financing charges	9,400	12,230
Interest and financing charges ($/boe)	3.01	3.49

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Total net debt at March 31, 2017 of $435.4 million included $41.5 million of bank debt, $37.9 million of Convertible Debentures (liability component), $322.8 million of Senior Notes (includes $2.5 million of unrealized foreign exchange gain recognized on the translation of the United States dollar denominated Senior Notes in the three months ended March 31, 2017), and an adjusted working capital deficiency of $33.2 million.

Bellatrix Exploration Ltd.	13

Reconciliation of Total Liabilities to Total Net Debt

	As at March 31,
($000s)	2017	2016
Total liabilities per financial statements	608,631	877,220
Current liabilities (excluding current bank debt)	(121,636)	(96,460)
Decommissioning liabilities	(64,232)	(98,623)
Other deferred liabilities	(19,265)	(10,357)
Deferred capital obligation	(934)	-
Risk management contract liability	(364)	(1,373)

Adjusted working capital
Current assets	(70,047)	(80,897)
Current liabilities	163,102	96,460
Current bank debt	(41,466)	-
Current portion of other deferred liabilities	(7,818)	(1,956)
Current portion of deferred capital obligation	(17,745)	-
Current portion of risk management contract asset	7,151	30,126
Current portion of risk management contract liability	-	(377)
	33,177	43,356
Total net debt (1)	435,377	713,763
Convertible Debentures (liability component)	(37,889)	-
Net debt (1)	397,488	713,763

(1) Refer to “Capital performance measures” in respect of the terms “total net debt” and “net debt”.

SHARE-BASED COMPENSATION

Bellatrix has an Award Incentive Plan (the “Award Plan”) where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.

The following table summarizes the Deferred Share Units (“DSU”), RAs, and PAs movement for the three months ended March 31, 2017:

	DSUs	RAs	PAs
Balance, December 31, 2016	1,888,341	2,131,625	1,516,676
Granted	99,010	130,900	-
Forfeited	-	(52,003)	-
Balance, March 31, 2017	1,987,351	2,210,522	1,516,676

The following table provides a summary of the Company’s share-based compensation plans for the three months ended March 31, 2017 and March 31, 2016. Amortization of awards in the three months ended March 2017 was offset by a decrease in the Company’s share price at March 31, 2017.

	For the three months ended March 31
($000s)	2017(1)	2016(2)
Share options expense	735	527
DSUs expense (recovery)	(313)	(257)
RAs expense (recovery)	73	(10)
PAs expense (recovery)	1	(69)
Share-based compensation expense	496	191

(1)	The expense for share options is net of adjustments for forfeitures of $0.1 million and capitalization of $0.3 million.

(2)	The expense for share options is net of forfeitures of $0.6 million, and capitalization of $0.2 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million. The expense for performance awards is net of adjustments for forfeitures of $0.1 million.

Bellatrix Exploration Ltd.	14

DEPLETION AND DEPRECIATION

Depletion and Depreciation

Depletion and depreciation expense for the three months ended March 31, 2017 was $28.8 million ($9.22/boe) compared to $37.6 million ($10.74/boe) recognized in the comparative 2016 period. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions and infrastructure monetization transactions completed in 2016, lower future development costs, and increased oil and gas reserves in 2017.

For the three months ended March 31, 2017, Bellatrix has included a total of $0.92 billion (2016: $1.12 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $46.4 million (2016: $76.1 million) for estimated salvage.

Depletion and Depreciation

	Three months ended March 31,
($000s, except where noted)	2017	2016
Depletion and depreciation	28,837	37,591
Depletion and depreciation per unit ($/boe)	9.22	10.74

FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended March 31,
($000s)	2017	2016
Realized gain (loss) on foreign exchange	(2)	(18)
Unrealized gain (loss) on foreign exchange	2,514	21,536
Unrealized gain (loss) on foreign exchange contracts	(809)	(3,839)
Gain (loss) on foreign exchange	1,703	17,679

For the three months ended March 31, 2017, Bellatrix recorded a foreign exchange gain of $1.7 million (2016: $17.7 million gain). This was due to the impact of the change over the three months ended March 31, 2017 in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Senior Notes which resulted in an unrealized gain of $2.5 million (2016: $21.5 million gain). This was partially offset by the change in the fair value of its United States foreign exchange forward contract which resulted in an unrealized loss of $0.8 million (2016: $3.8 million loss).

Bellatrix Exploration Ltd.	15

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

As at March 31, 2017, the Company had the following United States foreign exchange forward purchase contracts outstanding:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three months ended March 31, 2017, the Company recognized a deferred income tax expense of $4.5 million compared to an expense of $0.9 million during 2016. The increase in the deferred income tax expense recognized in 2017 compared to the deferred tax expense recognized in 2016 was primarily attributable to the increase in net income recognized in the 2017 period compared to 2016, after adjusting for non-deductible tax items. At March 31, 2017 the Company had a total deferred tax asset balance of $59.2 million. The Company recognized a net deferred tax asset based on the independently evaluated reserve report, as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with the $13.8 million (December 31, 2016: $14.6 million) unrealized allowable capital losses on marketable securities and USD denominated Senior Notes at March 31, 2017.

At March 31, 2017, Bellatrix had approximately $1.49 billion in tax pools available for deduction against future income as follows:

Tax Pools

		March 31,	March 31,
($000s)	Rate %	2017	2016
Intangible resource pools:
Canadian exploration expenses	100	115,000	118,100
Canadian development expenses	30	739,000	846,400
Canadian oil and gas property expenses	10	103,400	189,800
Foreign resource expenses	10	600	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,400	16,100
Undepreciated capital cost (1)	6 – 100	357,700	375,000
Non-capital losses (expire through 2033)	100	144,100	151,000
Financing costs	20 Straight-Line	16,100	5,200
		1,492,300	1,702,200

(1) Approximately $325 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

NET PROFIT

For the three months ended March 31, 2017, Bellatrix recognized a net profit of $13.0 million ($0.05 per basic and diluted share), compared to a net profit of $19.3 million ($0.10 per basic and diluted share) in the first quarter of 2016. The decrease in net profit recorded in the first quarter of 2017 compared to the same period in 2016 was primarily the result of a decrease in the unrealized foreign exchange gain, offset by an increase in the operating netbacks as a result of increased commodity prices.

Bellatrix Exploration Ltd.	16

CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

As detailed previously in this MD&A, funds flow from operations is a capital performance measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended March 31,
($000s)	2017	2016
Cash flow from operating activities	8,258	10,333
Decommissioning costs incurred	602	851
Change in non-cash working capital	6,031	1,692
Funds flow from operations	14,891	12,876

Bellatrix’s cash flow from operating activities for the three months ended March 31, 2017 decreased by 19% to $8.3 million ($0.03 per basic share and diluted share) from $10.3 million ($0.05 per basic share and diluted share) generated in the first quarter of 2016. Bellatrix generated funds flow from operations of $14.9 million ($0.06 per basic share and $0.05 per diluted share) in the first quarter of 2017, an increase of 16% from $12.9 million ($0.07 per basic share and diluted share) generated in the comparative 2016 period. The increase in funds flow from operations between the first quarters of 2016 and 2017 was mainly attributable to increased revenues from commodity prices in the quarter, offset by increased production, royalty, and G&A expenses.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit.

Cash Flow from Operating Activities, Funds Flow from Operations, and Net Profit

	Three months ended March 31,
($000s, except per share amounts)	2017	2016
Cash flow from operating activities	8,258	10,333
Basic ($/share)	0.03	0.05
Diluted ($/share)	0.03	0.05
Funds flow from operations	14,891	12,876
Basic ($/share)	0.06	0.07
Diluted ($/share)	0.05	0.07
Net profit	13,049	19,347
Basic ($/share)	0.05	0.10
Diluted ($/share)	0.05	0.10

CAPITAL EXPENDITURES

In 2017 Bellatrix’s strategic priority continues to be focused on maintaining financial strength and liquidity, as well as on profitable resource development. During the three months ended March 31, 2017, Bellatrix invested $44.0 million in exploration and development projects, compared to $29.0 million in the same period in 2016.

Bellatrix Exploration Ltd.	17

Capital Expenditures

	Three months ended March 31,
($000s)	2017	2016
Lease acquisitions and retention	2,473	953
Geological and geophysical	359	128
Drilling and completion costs	40,151	24,912
Facilities and equipment	995	3,025
Capital – exploration and development (1)	43,978	29,018
Facilities to be transferred	5,611	-
Capital – corporate assets	216	31
Property acquisitions	-	3
Total capital expenditures – cash	49,805	29,052
Property dispositions – cash (3)	-	(125)
Total net capital expenditures – cash	49,805	28,927
Other – non-cash capital (4)	1,414	1,944
Total capital expenditures – net (5)	51,219	30,871

(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2)	Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3)	Property dispositions – cash does not include transaction costs.

(4)	Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.

(5)	Refer to “Non-GAAP measures” for the term “total capital expenditures – net”.

In the first quarter of 2017, capital spending on exploration and development activities of $44.0 million was focused primarily on drilling and completing nine gross (7.8 net) Spirit River liquids rich natural gas wells, two gross (0.8 net) non-operated Ellerslie gas wells and two gross (2.0 net) Cardium wells. Average estimated capital costs for drill, complete, equip, and tie-in activity for Spirit River wells drilled in 2017 was $3.8 million, unchanged from average costs of $3.8 million achieved in 2016 despite modest upward pressure on select completion service costs in 2017.

Subsequent to the first quarter of 2017, Bellatrix closed an agreement to complete the construction of, and transfer to a third party midstream company, certain production facilities and infrastructure in exchange for proceeds of $20 million. Capital expenditures of $5.6 million were incurred in the first quarter 2017 and will be transferred under the agreement to the third party midstream company in the second quarter of 2017. Under the terms of the arrangement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.

Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the first half 2018 at a remaining net estimated cost to Bellatrix of approximately $32.0 million. A portion of these expenditures represent the prepayment made by Keyera Partnership (“Keyera”) related to working interest sale in Phase 2 of the Alder Flats Plant in 2016.

Bellatrix’s Board of Directors has approved a net capital budget of $105 million in 2017. The 2017 capital is expected to be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects, including the Phase 2 expansion project of the Alder Flats Plant.

DECOMMISSIONING LIABILITIES

At March 31, 2017, Bellatrix has recorded decommissioning liabilities of $64.2 million compared to $62.8 million at December 31, 2016, for future abandonment and reclamation of the Company’s properties. During the three months ended March 31, 2017, decommissioning liabilities increased by $1.4 million as a result of $0.7 million incurred in relation to development activities, $0.4 million resulting from changes in estimates, and $0.3 million as a result of charges for the unwinding of discount rates used for assessing liability fair values. The $0.4 million increase in decommissioning liabilities between March 31, 2017 and December 31, 2016, resulting from revisions on estimates were primarily due to decreased market interest rates which decreases the discount rates applied to the valuation of the liabilities.

Bellatrix Exploration Ltd.	18

DEBT

Bank Debt

At March 31, 2017, the Company had $41.5 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) at a weighted average interest rate of 4.45%. As at March 31, 2017 the Company’s Credit Facilities were available on an extendible revolving term basis and consisted of a $100 million facility provided by nine financial institutions, subject to a borrowing base test. The maturity date of the Credit Facilities was October 1, 2017 as at March 31, 2017. Subsequent to March 31, 2017, Bellatrix entered into an amended and restated syndicated revolving credit facility agreement provided by four financial institutions with an increased borrowing base of $120 million. Under the amended and restated terms, the Credit Facilities are available on an extendible revolving term basis and consists of a $25 million operated facility and a $95 million syndicated facility. Under the amended and restated terms, the Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which will be subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017.

The Credit Facilities bear interest at a floating rate, for the three months ended March 31, 2017 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.45%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. However, the agreement governing the Credit Facilities also provides that, at any time when there is a borrowing base shortfall, the value of the properties being sold or disposed cannot exceed 5% of the borrowing base in aggregate in any fiscal year without approval of a majority of lenders. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Commodity risk management transactions must not be done for speculative purposes. The term of any contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities or exceed a term of three years. The aggregate amount hedged under all exchange rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt.

As at March 31, 2017, total outstanding letters of credit were $12.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.

Convertible Debentures

At March 31, 2017 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture agreement). The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

Bellatrix Exploration Ltd.	19

Senior Notes

The Company has US$250 million of 8.50% senior unsecured notes maturing May 15, 2020 (the “Senior Notes”) all of which remained outstanding as at March 31, 2017. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company’s option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2015	332,024
Unrealized foreign exchange gain (1) (2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1) (2)	(2,534)
Amortization of discount and debt issue costs	688
Balance, March 31, 2017	322,845

(1) Exchange rate (CDN$/US$1.00) at March 31, 2017 was 1.3322 (December 31, 2016: 1.3427).

(2) Amount does not include unrealized loss on foreign exchange contracts of $0.8 million (December 31, 2016:$2.0 million).

Covenants

The agreement governing the Credit Facilities contains one financial covenant (referred to above as the Senior Debt Covenant), which requires that the Company will not permit its ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period to exceed a specified amount (the “Senior Debt Covenant”). Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Under the amended and restated terms of the Credit Facilities, the maximum Senior Debt to EBITDA ratio has been reduced to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at March 31, 2017, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 1.81 times.

The indenture governing the Senior Notes does not contain any maintenance financial covenants but does contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and Senior Notes and the Company’s compliance therewith, as at March 31, 2017:

	Covenants as at March 31, 2017	Position at March 31, 2017
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.50x	1.81

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage (3)	2.25x	1.71

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency, calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at March 31, 2017 was $122.6 million.

Bellatrix Exploration Ltd.	20

(2) EBITDA is calculated based on terms and definitions set out in the Credit Agreement which adjusts net income (loss) for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended March 31, 2017 was $67.7 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back unrealized foreign exchange, provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges).  For the trailing twelve months ended March 31, 2017, fixed charges were $41.1 million and consolidated cash flow was $70.3 million.

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, production and sales volumes, production expenses, taxes, and royalties.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its 2017 capital program by reinvesting cash flow and drawing on debt. In January 2017, Bellatrix’s Board of Directors approved a 2017 net capital budget of $105 million. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At March 31, 2017, the Company had $41.5 million outstanding under the Company’s Credit Facilities (excluding letters of credit) at a weighted average interest rate of 4.45%.

At March 31, 2017, the borrowing base under the Company’s Credit Facilities was $100 million, providing the Company with approximately $59 million of available liquidity (excluding outstanding letters of credit). Subsequent to March 31, 2017, Bellatrix entered into an amended and restated syndicated revolving credit facility agreement with four financial institutions providing for an increased borrowing base under the Credit Facilities of $120 million. Under the amended and restated terms, the Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed (refer to “Bank Debt” above).

In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the Senior Debt Covenant (as discussed above) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities. As at March 31, 2017, the Company’s trailing twelve-month EBITDA was $67.7 million and Senior Debt was $122.6 million, resulting in a Senior Debt to EBITDA ratio of 1.81 times.

Total net debt at March 31, 2017 includes bank debt, Convertible Debentures (liability component), Senior Notes, and the net balance of an adjusted working capital deficiency of $33.2 million. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.

Total net debt levels of $435.4 million at March 31, 2017 decreased by $278.4 million from $713.8 million at March 31, 2016. The reduction in total net debt reflects a decrease in the bank debt and adjusted working capital deficiency period over period. The decrease of $327.4 million to the bank debt and adjusted working capital deficiency is mainly attributable to non-core dispositions and monetization of facilities, issuance of Convertible Debentures, and issuance of common shares in 2016.

Bellatrix Exploration Ltd.	21

Debt to Funds Flow from Operations Ratio

	Three months ended March 31,
($000s, except where noted)	2017	2016

Shareholders’ equity	877,502	830,662

Bank debt	41,466	358,671
Adjusted working capital deficiency (1)	33,177	43,356
Subtotal	74,643	402,027
Senior Notes (mature on May 15, 2020) (2)	322,845	311,736
Net debt (1)	397,488	713,763
Convertible Debentures (liability component)	37,889	-
Total net debt (1) at period end	435,377	713,763

Debt to funds flow from operations ratio (annualized) (3) (4)
Funds flow from operations (4) (annualized)	59,564	51,504
Net debt (1) to periods funds flow from operations ratio (annualized) (3)	6.7x	13.9x
Total net debt to periods funds flow from operations ratio (annualized) (3)	7.3x	13.9x

Debt to funds flow from operations ratio (trailing) (4)
Funds flow from operations (trailing) (4)	42,932	97,505
Net debt (1) to funds flow from operations ratio (4) (trailing) (5)	9.3x	7.3x
Total net debt (1) to funds flow from operations ratio (4) (trailing) (5)	10.1x	7.3x

(1) Refer to “Non-GAAP measures” for the terms “net debt” and “total net debt”.

(2) For the three months ended March 31, 2017, includes unrealized foreign exchange gain of $2.5 million (2016: $21.5 million gain) and does not include an unrealized loss of $0.8 million (2016: $3.8 million loss) on foreign exchange contracts.

(3) For the three months ended March 31, 2017 and 2016, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon first quarter funds flow from operations annualized.

(4) Refer to “Non-GAAP measures” for the term “funds flow from operations”.

(5) Trailing period funds flow from operations ratio annualized is based upon the twelve month periods ended March 31, 2017 and March 31, 2016.

As at March 31, 2017 the Company’s ratio of total net debt to annualized funds flow from operations (based on first quarter funds flow from operations) was 7.3 times. The total net debt to annualized funds flow from operations ratio as at March 31, 2017 decreased from March 31, 2016 of 13.9 times primarily due to the decrease in total net debt between the periods as a result of non-core dispositions in the fourth quarter of 2016 and increased funds flow from operations mainly driven by an escalation in commodity prices. The Company continues to preserve liquidity through the priority use of funds flow from operations.

Bellatrix Exploration Ltd.	22

Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities Senior Debt Covenant described above. Subsequent to March 31, 2017, Bellatrix entered into an amended and restated syndicated revolving credit facility agreement with four financial institutions providing for an increased borrowing base under the Credit Facilities of $120 million. Under the amended and restated terms, the Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed (refer to “Bank Debt” above).

Subsequent to the end of the first quarter 2017, Bellatrix completed two separate transactions whereby it monetized its $15 million vendor take back loan receivable and divested its marketable securities for combined net proceeds of approximately $20 million. Bellatrix utilized proceeds from these two transactions to reduce the amount outstanding on its bank credit facilities.

Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein, and the ability to access debt and equity markets.

Bellatrix Exploration Ltd.	23

Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined in above in “Senior Notes” and “Convertible Debentures”), which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at March 31, 2017, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.

There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

As at May 9, 2017, Bellatrix had outstanding a total of 9,722,433 options at an average exercise price of $3.38 per share and had 246,585,828 common shares outstanding. Additionally, Bellatrix had 1,756,676 PAs and 2,242,354 RAs outstanding as of May 9, 2017. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.

In addition, as at May 9, 2017, there was $50 million principal amount of Convertible Debentures outstanding which are convertible into approximately 30,864,200 common shares of the Company based on a conversion price of $1.62 per share at the option of the holder. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.

Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $16.7 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Bellatrix Exploration Ltd.	24

COMMITMENTS

The Company had the following contractual maturities of liabilities as at March 31, 2017:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	95,194	95,194	-	-	-
Advances from joint venture partners	879	879	-	-	-
Bank debt – principal (2)	41,466	41,466	-	-	-
Convertible Debentures (liability component)	37,889	-	-	37,889	-
Senior Notes (3)	322,845	-	-	322,845	-
Finance lease obligation	8,055	1,458	1,465	935	4,197
Total	506,328	138,997	1,465	361,669	4,197

(1) Includes $0.2 million of accrued interest payable in relation to the Credit Facilities and $10.6 million related to interest on the Senior Notes.

(2) As at March 31, 2017, the maturity date of the Credit Facilities was October 1, 2017. Subsequent to March 31, 2017, Bellatrix entered into an amended and restated syndicated revolving credit facility agreement with an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

In December 2016, Bellatrix and Grafton Energy Co I Ltd. (“Grafton”) terminated the remainder of the development program under the joint venture established in 2013. As a result, Bellatrix and Grafton have no further obligation to drill additional wells thereunder. The parties continue to have joint operations in existing wells related to the executed capital program.

During 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. On September 29, 2016, the parties amended the terms of the CNOR Joint Venture to extend the funding period to December 31, 2020, as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2017 with the expectation that the funds will be primarily spent between 2018 through 2020. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

Bellatrix Exploration Ltd.	25

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.

All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2017.

Bellatrix and Keyera previously entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

2017 OPERATIONAL PERFORMANCE AND 2017 OUTLOOK

Management’s focus on operational execution during the first quarter of 2017 resulted in production volume outperformance relative to previously set full year 2017 average guidance levels, enabling management to increase the Company’s full year guidance expectations as described below. The majority of the first half capital investment program was completed during the first three months of the year, as capital investment activities are customarily curtailed during the second quarter, given the seasonal spring break-up period. Average second quarter 2017 production levels are anticipated to commensurately meet the revised full year average guidance of 34,500 boe/d given strong well results and strong operational momentum achieved during the first quarter of 2017.

The Company’s capital investment plans for 2017 remain unchanged; Bellatrix plans to expand its drilling efforts across its core west central Alberta acreage including expanded development of the Spirit River formation in the Willesden Green area, following on the success in the Ferrier area. With the completion of joint venture programs in 2016, Bellatrix has strategically reviewed its drilling program to optimize capital investment, forecast rates of return, and long term net asset value and reserve growth potential. The Company’s current 2017 capital expenditure guidance anticipates drilling approximately 19 net wells during the year, of which approximately 10.6 wells were drilled during the first half of the year. Bellatrix’s focused capital investment program is supported by an active risk management program, and will continue to target the low cost and high return Spirit River liquids rich natural gas play which delivers strong rates of return.

UPDATED 2017 GUIDANCE

Strong first quarter operational results and positive momentum into the second quarter provide visibility to meaningfully outperform prior forecast guidance expectation levels. To that end, Bellatrix is increasing its full year 2017 average production guidance expectation to 34,500 boe/d, an increase of 1,000 boe/d from prior guidance announced on January 5, 2017. Bellatrix has maintained its full year capital expenditure guidance at $105 million despite the increase in average production levels. Bellatrix remains committed to providing sustainable long term growth for shareholders including delivery of its 2017 capital program providing +/-15% forecast production growth.

Bellatrix Exploration Ltd.	26

2017 Actual Performance versus Guidance

	First Quarter 2017 Results	Previously Set 2017 Annual Guidance (January 5, 2017)	Actual Versus Guidance
Average daily production (boe/d)	34,750	33,500	+4%
Average product mix
Crude oil, condensate and NGLs (%)	25	24	+1%
Natural gas (%)	75	76	-1%
Net capital spending ($ millions) (1)	$ 44	$ 105	n/a
Expenses ($/boe)
Production (2)	$ 9.37	$ 9.00	+4%

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities to be transferred.

(2) Production expenses before net processing revenue/fees.

As the Company embarks on its three year strategic plan outlined in January of 2017, Bellatrix remain committed to maximizing capital resources, maintaining a laser sharp focus on operational execution, and most importantly delivering on its promises. Bellatrix’s three foundational pillars provide the long term competitive advantages required to thrive in the current commodity price environment and deliver profitable growth in production, cash flow, and net asset value.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices as described in the Company’s MD&A for the year ended December 31, 2016 continue to be critical in determining Bellatrix’s financial results as of March 31, 2017.

A summary of future accounting pronouncements is found in the Company’s MD&A for the year ended December 31, 2016. A copy of the Company’s MD&A for the year ended December 31, 2016 is available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2016, which may be found at www.sec.gov.

Bellatrix Exploration Ltd.	27

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President, Finance and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our CEO and our CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the commencing on January 1, 2017 and ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing January 1, 2017 and ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.

SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the first quarter of 2017 and average production volumes of 34,750 boe/d during that period, as well as the same level of debt outstanding as at March 31, 2017. Diluted weighted average shares are based upon the first quarter of 2017. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(Annualized)	(Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,000	0.01
Change of $0.10/ mcf (2)	5,600	0.02
Change in prime of 1%	400	-
Change of US $0.01 CDN/ US exchange rate	500	-

(1) Refer to “Non-GAAP measures” in respect of the term “funds flow from operations”.

(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

Bellatrix Exploration Ltd.	28

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2017, 2016 and 2015.

2017 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31
Total revenue (1)	66,024
Cash flow from operating activities	8,258
Cash flow from operating activities per share
Basic	$0.03
Diluted	$0.03
Funds flow from operations (1)	14,891
Funds flow from operations per share (1)
Basic	$0.06
Diluted	$0.05
Net profit	13,049
Net profit per share
Basic	$0.05
Diluted	$0.05
Total net capital expenditures - cash	49,805

2016 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	55,158	48,285	56,524	67,907
Cash flow from operating activities	10,333	7,675	2,425	17,114
Cash flow from operating activities per share
Basic	$0.05	$0.04	$0.01	$0.07
Diluted	$0.05	$0.04	$0.01	$0.07
Funds flow from operations (1)	12,876	9,048	10,556	8,437
Funds flow from operations per share (1)
Basic	$0.07	$0.05	$0.05	$0.03
Diluted	$0.07	$0.05	$0.05	$0.03
Net profit (loss)	19,347	(55,193)	(13,907)	23,085
Net profit (loss) per share
Basic	$0.10	$(0.28)	$(0.06)	$0.09
Diluted	$0.10	$(0.28)	$(0.06)	$0.09
Total net capital expenditures - cash	28,927	(69,917)	(98,781)	(80,407)

2015 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	90,186	88,941	82,066	72,125
Cash flow from operating activities	22,553	16,475	22,015	42,033
Cash flow from operating activities per share
Basic	$0.12	$0.09	$0.11	$0.22
Diluted	$0.12	$0.09	$0.11	$0.22
Funds flow from operations (1)	24,858	28,378	26,598	29,653
Funds flow from operations per share (1)
Basic	$0.13	$0.15	$0.14	$0.15
Diluted	$0.13	$0.15	$0.14	$0.15
Net profit (loss)	(12,688)	(24,427)	(50,460)	(356,631)
Net profit (loss) per share
Basic	$(0.07)	$(0.13)	$(0.26)	$(1.86)
Diluted	$(0.07)	$(0.13)	$(0.26)	$(1.86)
Total net capital expenditures - cash	83,179	37,669	11,259	12,086

(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the terms “funds flow from operations”, “funds flow from operations per share”, and “total revenue.”

Bellatrix Exploration Ltd.	29

In the first quarter of 2017, Bellatrix drilled and/or participated in thirteen gross (10.6 net) wells. Total net cash capital expenditures were $49.8 million in the three months ended March 31, 2017, compared to a negative $80.4 million in the three months ended December 31, 2016, as a result of non-core property disposition in the fourth quarter of 2016. The non-core property dispositions also significantly contributed to sales volumes decreasing 10% from 38,467 in the first quarter of 2016 to 34,750 in the first quarter of 2017. Total revenue increased 20% to $66.0 million in the three months ended March 31, 2017, from $55.2 million in the three months ended March 31, 2016 due to improved commodity prices in the period, partially offset by decreased sales volumes.

In the fourth quarter of 2016, Bellatrix reduced its outstanding bank debt and working capital deficiency by approximately $102 million (or 70%) from the third quarter of 2016 through the use of proceeds from the non-core Pembina and Harmattan asset dispositions. In the three months ended December 31, 2016, the Company’s net cash capital expenditures were negative $80.4 million, compared to expenditures of $12.1 million in the fourth quarter of 2015, primarily as a result of the asset dispositions in the fourth quarter 2016. Sales volumes decreased 22% to 31,888 boe/d from 40,705 boe/d realized in the fourth quarter of 2015, further reflecting the impact from the Pembina and Harmattan asset dispositions. The Company’s total revenue generated in the quarter ending December 31, 2016, decreased 6% to $67.9 million from $72.1 million in the fourth quarter of 2015 as a result of decreased sales volumes in the 2016 period compared to the 2015 period.

In the third quarter of 2016 Bellatrix reduced outstanding bank debt and working capital by approximately $180.2 million (or 55%) from the second quarter of 2016 through the use of net proceeds from the $112.5 million Alder Flats Plant Sale and the issuance of common shares and Convertible Debentures for combined gross proceeds of $80 million, which were completed in the period. Bellatrix incurred $17.2 million of total cash capital expenditures in the third quarter of 2016 compared to $54.1 million in the comparative 2015 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled four gross (2.3 net) wells, compared to 12 gross (5.4 net) wells in the same period of 2015. The low levels of capital activity for the three months ended September 30, 2016, has resulted in a 15% decrease in sales volumes to 34,409 boe/d from 40,277 boe/d realized in the third quarter of 2015.

In the second quarter of 2016 Bellatrix reduced outstanding bank debt and working capital by approximately $77.3 million (or 19%) from the first quarter of 2016 through the use of proceeds of approximately $75 million from a facilities monetization transaction. The Company incurred $7.8 million of total cash capital expenditures in the three months ended June 30, 2016, compared to $37.5 million in the comparative 2015 period. Bellatrix focused its capital activity in the second quarter primarily on facilities and equipment expenditures related to the construction of Phase 2 of the Alder Flats Plant. The decrease in capital expenditures was due to Bellatrix proactively curtailing development drilling activity in the quarter in response to significantly depressed natural gas prices. The decrease in capital activity for the three months ended June 30, 2016, coincided with a 6% decrease in sales volumes to 38,000 boe/d from 40,426 boe/d realized in the second quarter of 2015.

Bellatrix’s first quarter 2016 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2015 through the first quarter of 2016. Total net debt was reduced in the quarter by $3.8 million. In the three months ended March 31, 2016, the Company incurred $28.9 million of net cash capital expenditures, compared to $83.2 million in the first quarter of 2015. The decrease in capital expenditures is primarily attributable to the decrease in facilities and equipment spending period over period in relation to the Alder Flats Plant which was commissioned in the second quarter of 2015. The Company drilled 10 gross (5.7 net) wells, compared to 6 gross (3.2 net) wells in the same period of 2015. Sales volumes decreased 13% to 38,467 boe/d from 44,408 boe/d realized in the first quarter of 2015, the decrease was due to a significant number of wells being tied-in during the first quarter of 2015 relating to the fourth quarter 2014 drilling program and a decrease in drilling activity throughout 2015 and into 2016 due to continued depressed commodity prices. The Company’s total revenue generated in the quarter ending March 31, 2016, decreased 39% to $55.2 million from $90.2 million in the first quarter of 2015 as a result of the continued, weak global commodity price environment.

Bellatrix Exploration Ltd.	30